February 11, 2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:      ESP Enterprises, Inc. (formerly Downside Up, Inc.)
EIN: 84-1493159

Commissioners:

We were previously the principal accountants for ESP Enterprises, Inc. (formerly Downside Up, Inc.), and we reported on the financial statements of Downside Up, Inc. as of April 30, 2007 and 2006, for the years ended April 30, 2007 and 2006.  We have not provided any audit services to ESP Enterprises, Inc. since the audit of the April 30, 2007 financial statements.  On December 31, 2007, we were dismissed as the principal accountants.

We have read the Company's statements included under Item 4.01 of its Form 8-K, Amendment No. 2.  We agree with the statements concerning our Firm in Item 4.01 of the Form 8-K.  We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

/s/ Cordovano and Honeck LLP
Cordovano and Honeck LLP
Englewood, Colorado